UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

CBL INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1991X 109

(CUSIP Number)

Lawrence S. Venick, Esq.

Loeb & Loeb LLP

2206-19 Jardine House

1 Connaught Place, Central

Hong Kong SAR

Telephone: +852-3923-1111

Fax: +852-3923-1100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1991X 109	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teck Lim Chia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,175,000 (indirectly through CBL (Asia) Limited)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,175,000 (indirectly through CBL (Asia) Limited)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,175,000 (indirectly through CBL (Asia) Limited)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.7%*
12.	TYPE OF REPORTING PERSON (see instructions) HC

*	The calculation of this percentage is based on 25,000,000 ordinary shares issued and outstanding based on the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 26, 2023.

CUSIP No. G1991X 109	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiaoling Lu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,175,000 (indirectly through CBL (Asia) Limited)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,175,000 (indirectly through CBL (Asia) Limited)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,175,000 (indirectly through CBL (Asia) Limited)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.7%*
12.	TYPE OF REPORTING PERSON (see instructions) HC

*	The calculation of this percentage is based on 25,000,000 ordinary shares issued and outstanding based on the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 26, 2023.

CUSIP No. G1991X 109	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBL (Asia) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,175,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,175,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,175,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.7%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation of this percentage is based on 25,000,000 ordinary shares issued and outstanding based on the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 26, 2023.

CUSIP No. G1991X 109	13G	Page 5 of 7 Pages

SCHEDULE 13G

Item 1(a). Name of Issuer

CBL International Limited

Item 1(b). Address of Issuer’s Principal Executive Office

Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia

Item 2(a). Name of Person Filing

CBL (Asia) Limited, Teck Lim Chia and Xiaoling Lu (collectively, the “Reporting Persons”)

Item 2(b). Address of the Principal Office or, if none, residence

Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia

Item 2(c). Citizenship

Chia Teck Lim: Malaysia

Xiaoling Lu: Hong Kong

CBL (Asia) Limited: Hong Kong

Item 2(d). Title of Class of Securities

Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”)

Item 2(e). CUSIP Number

G1991X 109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Persons hereto and is incorporated herein by reference for each Reporting Persons. Such information is as of December 31, 2023.

CBL (Asia) Limited is the record holder of 13,175,000 Ordinary Shares, representing 52.7% of the total outstanding Ordinary Shares. CBL (Asia) Limited is owned as to 51% by Mr. Teck Lim Chia and 44% by Ms. Xiaoling Lu, respectively. Both Mr. Teck Lim Chia and Ms. Xiaoling Lu are directors of CBL (Asia) Limited. Therefore, Mr. Teck Lim Chia and Ms. Xiaoling Lu are deemed to hold the voting and dispositive power over the Ordinary Shares held by CBL (Asia) Limited. Mr. Teck Lim Chia and Ms. Xiaoling Lu did not enter into any voting arrangement or agreement.

CUSIP No. G1991X 109	13G	Page 6 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. G1991X 109	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Teck Lim Chia
Teck Lim Chia

February 8, 2024
(Date)

/s/ Xiaoling Lu
Xiaoling Lu

February 8, 2024
(Date)

/s/ Teck Lim Chia
Teck Lim Chia
on behalf of CBL (Asia) Limited

Director
(Title)
February 8, 2024
(Date)